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09012126

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to__________

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

HARDINGE INC
(Name of Issuer of the securities held pursuant to the Plan)

0-15760
(Commission File Number)

One Hardinge Drive Elmira, NY 14902
(Address of principal executive offices) (Zip code)

Registrant's telephone number including area code: (607) 378-4276

HARDINGE INC. RETIREMENT PLAN

Financial Statements

Exhibits

23. Consent of Independent Auditors

Signature

HARDINGE INC. RETIREMENT PLAN

Financial Statements as of
December 31, 2008 and 2007
Together with
Report of Independent Registered
Public Accounting Firm

Bonadio & Co., LLP
Certified Public Accountants

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the
Hardinge Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Hardinge Inc. Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio + Co., LLP

Pittsford, New York
June 22, 2009

171 Sully's Trail
Pittsford, NY 14534
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
INVESTMENTS, at fair value:		
Cash equivalents	$ 175,940	$ 265,378
Common collective trust	9,241,554	8,170,452
Hardinge Inc. common stock	670,783	2,872,904
Mutual funds	17,635,614	27,243,103
	27,723,891	38,551,837
Participant loans	980,002	909,747
Total investments	28,703,893	39,461,584
RECEIVABLES:		
Accrued income	294	1,123
Employer contributions	206,976	193,562
Participant contributions	-	16,107
Total receivables	207,270	210,792
ACCRUED TRUSTEE FEE	(1,922)	(1,538)
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	28,909,241	39,670,838
ADJUSTMENT TO CONTRACT VALUE FROM FAIR VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	120,817	(61,821)
NET ASSETS AVAILABLE FOR BENEFITS	$ 29,030,058	$ 39,609,017

The accompanying notes are an integral part of these statements.

HARDINGE INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INVESTMENT (LOSS) INCOME		
Interest and dividends	$ 1,116,059	$ 1,410,844
Net (depreciation)/appreciation in fair value of investments	(11,376,724)	2,770,782
Participant loan interest	74,497	63,221
Total investment (loss) income	(10,186,168)	4,244,847
CONTRIBUTIONS		
Employer	254,311	220,809
Participant	1,922,423	1,962,592
Rollover	52,126	157,190
Other	71	25,353
Total contributions	2,228,931	2,365,944
PAYMENTS		
Benefits paid to participants	(2,606,412)	(3,380,686)
Other	(15,310)	(20,683)
Total payments	(2,621,722)	(3,401,369)
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	(10,578,959)	3,209,422
NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	39,609,017	36,399,595
NET ASSETS AVAILABLE FOR BENEFITS - end of year	$ 29,030,058	$ 39,609,017

The accompanying notes are an integral part of these statements.

1. DESCRIPTION OF THE PLAN

The following brief description of the Hardinge Inc. Retirement Plan (the Plan), formerly the Hardinge Inc. Savings Plan, provides only general information. Participants should refer to the Plan and associated Summary Plan Description for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all eligible domestic employees of Hardinge Inc. (the Company or the Plan Sponsor). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility
All employees are eligible to begin salary deferrals upon employment. Employees hired before March 1, 2004 are not currently eligible for employer matching or non-elective contributions. Employees hired on or after March 1, 2004 are eligible to receive employer matching and non-elective contributions as of the January 1 or July 1 following the completion of one year of service, which includes at least 1,000 hours of service.

Vesting
Participants are immediately vested in all salary deferrals and employer matching contributions and earnings thereon. Vesting in employer non-elective contributions is based on years of vesting service. Participants vest 20% each year after the second year of vesting service and are fully vested after six years.

Contributions
Participants may make voluntary pre-tax contributions in the form of salary reductions up to 100% of their annual compensation, as defined, subject to certain limitations under the terms of the Plan and Internal Revenue Code (IRC).

The Company matches 25% of the voluntary contributions made by an eligible participant hired on or after March 1, 2004, up to 4% of the participant's current compensation, as defined, for a maximum potential 1% Plan Sponsor contribution. Additionally, the Company makes a non-elective contribution of 4% of the participant's compensation, as defined, for all eligible participants hired on or after March 1, 2004.

Participant Loans
Loans may be made to participants for a minimum of $1,000 and a maximum of $50,000, but no more than 50% of the participant's employee deferral and rollover balances. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates at the time of the loan as determined by the Plan's Loan Committee. Principal and interest are paid through payroll deductions over a term of five years, except for loans used to purchase a participant's principal residence, which may be repaid over a time determined to be reasonable by the Plan's Loan Committee, but no longer than ten years.

1. DESCRIPTION OF THE PLAN (Continued)

Hardship Withdrawals

Hardship withdrawals from the Plan are permitted under certain circumstances.

Benefit Payments

Upon termination of service, a participant may elect to leave his or her funds in the Plan, receive a lump-sum amount equal to the value of the account, or rollover their funds into another plan in accordance with Plan provisions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States.

As required by generally accepted accounting principles, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As required by generally accepted accounting principles, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value, using quoted market values of the investments on the last business day of the plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Where quoted market values are not available, marketable securities are valued at the most recent sales, trade, or current bid price. The common stock of Hardinge Inc. is stated at the last reported sales price on the last business day of the plan year at December 31, 2008 and 2007. Participant loans are valued at their outstanding balance which approximates fair value. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Purchases, sales, and interest income are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurement - Definition and Hierarchy

In 2008, the Plan adopted the provisions of SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan uses various valuation techniques in determining fair value. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Fair Value Measurement - Definition and Hierarchy (Continued)

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

  The Plan's investments in Hardinge Inc. common stock and mutual funds are valued utilizing Level 1 inputs.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

  The Plan's cash equivalents and common collective trust is valued utilizing Level 2 inputs.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  The Plan's investments in participant loans are valued using Level 3 inputs.

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits.

Cash Equivalents

Cash equivalents consist of money market funds. These money market funds are not federally insured. The Plan has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Administrative Expenses
The Company has elected to pay certain administrative expenses of the Plan and, if not paid by the Company, these will be paid by the Plan.

Benefit Payments
Benefit payments are recorded when paid.

Forfeitures
Forfeitures of employer non-elective contributions are used to reduce future employer contributions. There were no forfeitures used to reduce employer contributions in 2008. There were $13,256 in forfeitures used to reduce employer contributions in 2007.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

3. INVESTMENTS

The following investments represented 5% or more of the Plan's net assets available for benefits at December 31:

	2008	2007
Vanguard Retirement Savings Trust	$ 9,241,554	$ 8,170,452
Vanguard 500 Index Fund Investor Shares	4,173,816	7,576,227
Vanguard Target Retirement 2015	2,617,264	3,444,290
Vanguard Total Bond Market Index Fund	2,180,494	1,788,973
Vanguard Wellington Fund Investor Shares	1,713,493	2,588,982
Vanguard International Growth Fund	1,499,738	3,168,669
Other investments, individually less than 5%	7,277,534	12,723,991
	$ 28,703,893	$ 39,461,584

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) as follows:

	2008	2007
Hardinge Inc. common stock	$ (2,078,072)	$ 1,717,611
Mutual funds	(9,298,652)	1,053,171
	$ (11,376,724)	$ 2,770,782

3. INVESTMENTS (Continued)

The following are measured at fair value on a recurring basis at December 31, 2008:

Description	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Cash equivalents	$ -	$ 175,940	$ -	$ 175,940
Common collective trust	-	9,241,554	-	9,241,554
Hardinge Inc. common stock	670,783	-	-	670,783
Mutual funds	17,635,614	-	-	17,635,614
Participant loans	-	-	980,002	980,002
	$ 18,306,397	$ 9,417,494	$ 980,002	$ 28,703,893

The following is a reconciliation of the beginning and ending balances for the Plan's participant loans measured at fair value using significant unobservable (Level 3) inputs during 2008:

Balance at December 31, 2007	$ 909,747
Purchases, sales, issuances, and settlements (net)	70,255
Balance at December 31, 2008	$ 980,002

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2000 that the Plan and related trust are designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). This interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, and applies to all entities, including pass-through entities. In accordance with FASB Staff Position No.FIN 48-3, the Plan has elected to defer the application of FIN 48 until 2009, and currently accounts for evaluating uncertain tax positions in accordance with generally accepted accounting principles related to accounting for contingencies. The Plan is currently evaluating the impact of adopting the provisions of FIN 48, but does not anticipate it will have a material effect on its financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions set forth by ERISA. In the event of Plan termination, all participants will become 100% vested in their accounts and their accounts will be paid to them as provided by the plan document. Refer to Note 8 Subsequent Event for suspension of contributions.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Net assets available for benefits as of December 31, 2008 and 2007 agree between the financial statements and Form 5500.

The following is a reconciliation of total deductions per the financial statements to Form 5500 for the year ended December 31:

	2008	2007
Total payments per the financial statements	$ 2,621,722	$ 3,401,369
Add: Deemed distributions of participant loans	-	(511)
Total expenses per the Form 5500	$ 2,621,722	$ 3,400,858

Certain deemed distributions of participant loans are recorded as expenses on the Form 5500, but are participant loans for financial statement purposes.

7. PARTY-IN-INTEREST TRANSACTIONS

Vanguard Fiduciary Trust Company (Vanguard) and Chemung Canal Trust Company (Chemung) are the trustees of the Plan. The Company is the Plan sponsor. As such, transactions between Vanguard, Chemung, and the Company and the Plan qualify as party-in-interest transactions. Additionally, participant loans are party-in-interest transactions.

8. SUBSEQUENT EVENT

In May 2009, based on economic conditions, the Company suspended matching and non-elective contributions as of June 15, 2009. The Company currently expects the suspension to be in effect through December 31, 2009, at which point the Company will reevaluate this decision.

HARDINGE INC. RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE

HARDINGE INC. RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER 16-0470200
PLAN NUMBER 002
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	CASH EQUIVALENTS:			
	Federated Prime Obligation Fund	Money Market Fund (175,940 units)	$ -	$ 175,940
	COMMON COLLECTIVE TRUST:			
*	Vanguard Retirement Savings Trust	Common Collective Trust (9,362,371 units)	-	9,241,554
	HARDINGE INC. COMMON STOCK:			
*	Hardinge Inc.	3,476 shares		14,043
*	Hardinge Stock Fund	162,158 units	-	656,740
			-	670,783
	MUTUAL FUNDS:			
	Brandywine Fund	Mutual Fund (1,575 units)	-	31,790
	Royce Total Return Fund-Financial Intermediary Shares	Mutual Fund (5,065 units)	-	43,909
	T. Rowe Price Equity Income Fund Advisor Class	Mutual Fund (13,388 units)	-	228,136
	Turner Funds: Turner Midcap Growth Fund; Class I Shares	Mutual Fund (45,998 units)	-	858,789
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund (50,232 units)	-	4,173,816
*	Vanguard Explorer Fund	Mutual Fund (670 units)	-	28,210
*	Vanguard Growth Equity Fund	Mutual Fund (27,888 units)	-	194,940
*	Vanguard International Growth Fund	Mutual Fund (122,929 units)	-	1,499,738
*	Vanguard Index Trust 500	Mutual Fund (322 units)	-	26,732
*	Vanguard Mid-Cap Index Fund	Mutual Fund (19,328 units)	-	228,072
*	Vanguard Selected Value Fund	Mutual Fund (20,618 units)	-	244,939
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual Fund (51,466 units)	-	1,049,901
*	Vanguard Target Retirement 2005 Fund	Mutual Fund (20,233 units)	-	196,054
*	Vanguard Target Retirement 2015 Fund	Mutual Fund (274,059 units)	-	2,617,264
*	Vanguard Target Retirement 2025 Fund	Mutual Fund (131,541units)	-	1,219,386
*	Vanguard Target Retirement 2035 Fund	Mutual Fund (35,071 units)	-	324,406
*	Vanguard Target Retirement 2045 Fund	Mutual Fund (24,120 units)	-	230,826
*	Vanguard Target Retirement Income	Mutual Fund (22,481 units)	-	214,020
*	Vanguard Total Bond Market Index Fund	Mutual Fund (214,194 units)	-	2,180,494
*	Vanguard Total International Stock Index Fund	Mutual Fund (30,649 units)	-	330,699
*	Vanguard Wellington Fund Investor Shares	Mutual Fund (70,139 units)	-	1,713,493
			-	17,635,614
	PARTICIPANT LOANS:			
*	Participant loans	Interest Rate Range 5.0% - 9.25%	-	980,002
			$ -	$ 28,703,893

* Denotes party-in-interest
** Cost omitted as these investments are participant directed

The accompanying notes are an integral part of this schedule.

Bonadio & Co., LLP
Certified Public Accountants

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the
Hardinge Inc. Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65049) Hardinge Inc. pertaining to the Hardinge Inc. Retirement Plan of our report dated June 22, 2009 relating to the statements of net assets available for benefits of the Hardinge Inc. Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2008, which report is included in the Annual Report (Form 11-K) for the years ended December 31, 2008 and 2007.

Bonadio & Co., LLP

Pittsford, New York
June 22, 2009

171 Sully's Trail
Pittsford, NY 14534
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com

SIGNATURE

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC. RETIREMENT PLAN
(Name of Plan)

June 26, 2009
Date

By: Douglas C. Tifft
Douglas C. Tifft
Senior Vice President of Administration of Hardinge Inc., Issuer of the securities held pursuant to the Plan
and Member Hardinge Inc. Retirement Plan Committee